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                                                             Exhibit 99(a)(5)(E)



This announcement is neither an offer to purchase nor a solicitation of an offer to sell any Shares (as defined below). The Offer, dated July 25, 2001, is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant to the Offer, the Purchaser shall make a good faith effort to comply with such state statute. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                           NOTICE OF OFFER TO PURCHASE
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                         DATA RESEARCH ASSOCIATES, INC.
                                       AT

                          $11.00 NET PER SHARE IN CASH
                                       BY

                            MCGUIRE ACQUISITION INC.,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                              SIRSI HOLDINGS CORP.

         McGuire Acquisition Inc. (the "Purchaser"), an indirect wholly owned subsidiary of SIRSI Holdings Corp. (the "Parent"), is offering to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Data Research Associates, Inc. ("DRAI"), at a price of $11.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is a third party tender offer by the Purchaser to purchase all Shares at the Offer Price tendered pursuant to the Offer. Following the consummation of the Offer, the Purchaser and Parent intend to effect the Merger (as defined below) in the manner described below.

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         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
 NEW YORK CITY TIME, ON TUESDAY, AUGUST 21, 2001, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

         The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer, not less than that number of Shares which constitutes at least seventy-five percent of the Shares outstanding on a fully diluted basis (after giving effect to the conversion or exercise of all outstanding options, warrants and other rights and securities exercisable or convertible into Shares, whether or not exercised or converted at the time of determination), excluding any Shares held by DRAI or any of its subsidiaries (the "Minimum Condition") and (2) all material governmental or regulatory notices, approvals or other requirements necessary to consummate the Merger shall have been given, obtained or complied with. Please refer to the Offer to Purchase which sets forth in full the conditions to the Offer.

         The Offer is not conditioned upon the Purchaser obtaining financing; however, Purchaser's liability and the liability of Parent to DRAI is limited to $1 million plus reimbursement of reasonable out-

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of-pocket expenses if we fail to consummate the Offer solely because we do not receive the requisite debt financing.

         DRAI's board of directors (1) unanimously determined that each of the Merger Agreement (as defined below), the Offer, the Merger and the other transactions contemplated by the Merger Agreement is fair to, advisable and in the best interests of DRAI's shareholders, (2) unanimously approved the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement and (3) unanimously recommends that DRAI's shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

         The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 16, 2001, as amended on June 27, 2001, July 12, 2001 and July 24, 2001, by and among the Parent, the Purchaser and DRAI. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Business and Corporation Law of Missouri and the Delaware General Corporation Law, the Purchaser will be merged with and into DRAI (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of DRAI and other than Shares held by shareholders who have demanded payment of the fair value of their Shares under applicable Missouri law and, as of the Effective Time, have neither effectively withdrawn nor lost the right to such demand), will be canceled and converted automatically into the right to receive $11.00 in cash (or any higher price that may be paid per share in the Offer) without interest. The Merger Agreement, related agreements and the transactions contemplated thereby are more fully described in the Offer to Purchase.

         Simultaneously with entering into the Merger Agreement, Purchaser and Parent also entered into a support agreement (the "Support Agreement") with Michael J. Mellinger, Chairman, President and Chief Executive Officer of DRAI and F. Gilbert Bickel III, a director of DRAI, and their respective spouses, in which such shareholders agreed to tender all of their Shares in the tender offer and agreed to vote all of their Shares in favor of the Merger and the Merger Agreement and against certain alternative transactions. The Shares subject to the Support Agreement represent approximately 53.2% of the outstanding Shares on a fully diluted basis.

         For purposes of the Offer, Purchaser will be deemed to have purchased Shares that have been validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Computershare Trust Company of New York (the "Depositary") of Purchaser's acceptance for payment of Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for the Shares will be made by depositing the aggregate purchase price with the Depositary.

         Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares tendered pursuant to the Offer only after timely receipt of
(1) the stock certificates evidencing Shares validly tendered and not properly withdrawn or timely confirmation of a book-entry transfer of Shares into the Depositary's account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (2) the Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), properly completed and duly executed, with any required signature guarantees or an Agent's Message, in connection with any book-entry transfer and (3) any other documents required by the Letter of Transmittal.

         The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, August 21, 2001, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) extends the period during which the Offer is open, in which case "Expiration Date" will mean the latest time and date at which the Offer, as Purchaser has extended it, will expire.

         Purchaser has agreed to extend the Offer from time to time until October 3, 2001 if, and to the extent that, at the then-scheduled Expiration Date, the conditions to the Offer have not been satisfied or waived. In addition, if at the Expiration Date the conditions of the Offer have been satisfied or waived (except that the Minimum Condition may not be waived), Purchaser may accept for payment all Shares

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validly tendered and not withdrawn and provide for subsequent offering periods under Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of not more than twenty business days, in the aggregate, in an effort to acquire at least 90% of the outstanding Shares. If Purchaser has acquired less than 90% of the outstanding Shares of DRAI on the Expiration Date of the Offer, Purchaser intends to elect to provide one or more subsequent offerings. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. The same consideration will be paid to shareholders tendering Shares in the initial Offer or in a subsequent offering period, if one is provided. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended.

         Purchaser will, as promptly as practicable, make a public announcement of any extension, delay, termination, waiver, amendment or subsequent offering. If Purchaser extends the Offer, Purchaser will make such announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

         Tenders of Shares made pursuant to the Offer are irrevocable except that tendered Shares may be withdrawn at any time prior to the earlier of Purchaser's acceptance of such Shares and the Expiration Date (unless such Shares have been tendered during a "subsequent offering period" provided in accordance with Rule 14d-11 under the Exchange Act). If Purchaser extends the Offer, is delayed in the acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on Purchaser's behalf, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase. Any delay will be by an extension of the Offer to the extent required by law. Withdrawals of Shares may not be rescinded. If a shareholder has properly withdrawn Shares they will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in the Offer to Purchase.

         For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by our Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. If a shareholder tenders Shares by giving instructions to a broker or bank, such shareholder must instruct the broker or bank to arrange for the withdrawal of such Shares. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares, if different from that of the person who tendered the Shares. If stock certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to our Depositary, then, prior to the physical release of the stock certificates, the serial numbers shown on the stock certificates must be submitted to our Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the Shares have been tendered for the account of an eligible guarantor institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase any notice of withdrawal must specify the name and number of the account at the Depository Trust Company to be credited with the withdrawn Shares.

         The receipt of cash pursuant to the Offer and the receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income tax laws. Generally, for U.S. federal income tax purposes, a tendering shareholder will recognize gain or loss equal to the difference, if any, between the amount of cash received by the shareholder pursuant to the Offer or merger, as applicable, and the aggregate tax basis in the Shares tendered by the shareholder and purchased pursuant to the Offer or converted into cash in the Merger. Gain or loss will be calculated separately for each block of shares tendered and purchased pursuant to the Offer or converted into cash in the Merger. Gain or loss recognized by the Shareholder will be capital gain or loss (assuming the Shares are held as capital assets) and will be long-term capital gain or loss if the holder's held the Shares for more then 12 months. All shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any

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state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger. See "The Tender Offer - Material Federal Income Tax Consequences" in the Offer to Purchase.

         The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

         DRAI has provided Purchaser with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares whose names appear on the shareholder list, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         Questions and requests for assistance may be directed to the Information Agent at the respective address and telephone number listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be obtained at Purchaser's expense from the Information Agent. Neither Parent nor Purchaser will pay any fees or commission to any broker, dealer or (other person other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                          INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers Call Collect: (212) 750-5833
                    All Others Call Toll-Free: (888) 750-5834